Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2016	2015

Net income	$120	$109
Equity in earnings of unconsolidated affiliates, net of distributions	14	20
Income tax expense	73	71
	207	200

Fixed charges, as defined:

Interest	33	34
Interest component of rentals charged to operating expense	1	1
Total fixed charges	34	35

Earnings, as defined	$241	$235

Ratio of earnings to fixed charges	7.09	6.71